Exhibit 99.1

Linkage Global Inc Announces 23 for 1 Share Consolidation

Tokyo, JAPAN and New York, NY, September 17, 2026 – Linkage Global Inc (Nasdaq: UZX) (the “Company”), a technology-driven enterprise focused on AI-enabled wellness infrastructure, today announced that the Company’s shareholders approved on September 8, 2026 that the authorised, issued, and outstanding ordinary shares of the Company be consolidated on a 23 for 1 ratio.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on September 21, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “UZX” but under a new CUSIP number, G5500B136.

As a result of the share consolidation, each 23 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary shares without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the share consolidation shall have the effect of reducing the number of: (i) authorised Class A ordinary shares from 998,000,000 Class A ordinary shares with a par value of US$0.0025 per share to 43,391,304.3478261 Class A ordinary shares with a par value of US$0.0575 per share; (ii) authorised Class B ordinary shares from 12,000,000 Class B ordinary shares with a par value of US$0.0025 per share to 521,739.130434783 Class B ordinary shares with a par value of US$0.0575 per share; (iii) issued and outstanding Class A ordinary shares from 69,732,831 Class A ordinary shares with a par value of US$0.0025 per share (subject to any additional Class A ordinary shares to be issued before the effective date), to approximately 3,031,862 Class A ordinary shares with a par value of US$0.0575 per share, subject to rounding as a result of the treatment of fractional shares; and (iv) issued and outstanding Class B ordinary shares from 7,000,000 Class B ordinary shares with a par value of US$0.0025 per share to approximately 304,348 Class B ordinary shares with a par value of US$0.0575 per share, subject to rounding as a result of the treatment of fractional shares.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: UZX) is a technology-driven enterprise pioneering global AI-enabled wellness infrastructure. Through its proprietary Human Resonance OS, the Company integrates self-developed neural acoustic algorithms, a portfolio of original wellness audio copyrights, and next-generation smart wearables to deliver data-driven, proactive wellness solutions to B2B and B2C markets worldwide. Founded on March 24, 2022, Linkage Global is headquartered in Tokyo, Japan. For more information, visit: https://linkagecc.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Linkage Global Inc Investor Relations

Email: ir@linkagecc.com